ATC HEALTHCARE, INC.
                               1983 Marcus Avenue
                          Lake Success, New York 11042

                                 April 30, 2007

United States Securities and Exchange Commission
Washington, D.C. 20549
Attention:  Mr. Jim B. Rosenberg, Senior Assistant Chief Counsel
            Mr. Donald R. Abbott, Senior Staff Accountant
            Ms. Ibolya Ignat, Staff Accountant

Re:    ATC Healthcare, Inc.
       Form 10-K for Fiscal Year Ended February 28, 2006
       Filed on May 30, 2006
       Form 10-Q for Quarterly Period Ended November 30, 2006
       Filed on January 16, 2007
       Form 8-K dated January 16, 2007
       Filed on January 19, 2007
       File No. 001-31271

Ladies and Gentlemen:

       Thank you for your letter of January 25, 2007 relating to the above filings, for your comments on April 3, 2007 to our responses of February 15, 2007, for your comments on April 20, 2007 to our responses of April 10, 2007, and for your assistance to enhance the overall disclosure in our filings. You have our full cooperation. We are continually working on improving our reporting and disclosure and believe that we have substantially met our obligations in past filings. We look forward to working with you and we respectfully request that your comments and our responses to them be used on a prospective basis in future filings.

       The following response is limited to the two verbal comments received on April 20, 2007.

1. Please let this serve as confirmation that the Company will use its correct file number (001-31271) on all future filings with the SEC.

2. The SEC asked to see the prospective disclosure that the Company intends to use in its non-GAAP financial measures in future earnings releases. The following details such disclosure and shows the reconciliation of GAAP to non-GAAP financial measures as if applied to the Companies third quarter earnings release as filed on Form 8-K dated January 16, 2007:


Earnings Measurement Quality - GAAP vs. Non-GAAP

       The Company has provided supplemental information about its operating performance by using the non-GAAP financial measure "EBITDA from continuing operations." "GAAP" refers to generally accepted accounting principles used in the United States. "EBITDA from continuing operations" represents earnings from continuing operations less interest taxes, depreciation and amortization. EBITDA


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from continuing operations provides a measure of the Company's operating or baseline performance that management uses to further analyze core operations, as a supplement but not a substitute, for results presented in accordance with GAAP. Management believes that presenting the non-GAAP measurement EBITDA from continuing operations, provides investors with a measure of operating results that supplements GAAP results, and provides an understanding of how management evaluates performance in addition to GAAP results.

       The principal limitation of using "EBITDA from continuing operations" is that it does not take into consideration the impact of interest, taxes, depreciation and amortization expense in arriving at the GAAP measure "net income (loss) from continuing operations," a more comprehensive measure of financial results. Management has compensated for that limitation by reconciling from GAAP net income (loss) to EBITDA.

       The following table reconciles the Company's GAAP results for the three months ended November 30, and for the nine months ended November 30, 2006 and 2005, to the non-GAAP measure "EBITDA from continuing operations."


         RECONCILIATION OF UNAUDITED LOSS FROM CONTINUING OPERATIONS TO
                EBITDA FROM CONTINUING OPERATIONS (In thousands)


                                     For the                   For the
                                   Three Months               Nine Months
                                      Ended                     Ended
                              11/30/06     11/30/05     11/30/06     11/30/05
                              ---------------------     ---------------------

NET LOSS FROM CONTINUING
 OPERATIONS                     $(462)       $(269)       $(943)     $(1,580)

Add back:
  Income taxes                     25           -            53           50

  Depreciation and
  amortization                    125          155          375          440

  Interest expense, net           549          512        1,531        1,753
                              --------     --------     --------     --------

EBITDA FROM CONTINUING
 OPERATIONS                      $237         $398       $1,016         $663
                              ========     ========     ========     ========


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As requested, we acknowledge that:

              o ATC Healthcare, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

              o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

ATC Healthcare, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Daniel M. Pess, our Senior Vice President-Finance and Chief Financial Officer, at 516.750.1733 with any questions.

       Thank you for your assistance.


                                       Very truly yours,
                                       ATC HEALTHCARE, INC.

                                       /s/ Daniel M. Pess
                                       ------------------
                                       Senior Vice President-Finance,
                                       Chief Financial Officer, and Treasurer


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